Country Style Cooking Restaurant Chain Reports First Quarter 2013 Financial Results

1Q13 Revenues up 7.7% YoY to RMB307.2 Million

1Q13 Adjusted Net Income up 17.0% YoY to RMB5.9 Million

1Q13 Adjusted EBITDA up 24.7% to RMB 21.6 Million

Chongqing, China, May 14, 2013 — Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking” “CSC” or the “Company”), a fast-growing quick service restaurant chain in China, today announced its unaudited financial results for the first quarter of 2013.

First Quarter 2013 Financial Highlights

•	Revenues in the first quarter of 2013 were RMB307.2 million ($49.5 million), an increase of 7.7% from RMB285.2 million in the same quarter of 2012.
•	Comparable restaurant sales decreased by 4.1% from the same quarter of 2012. There were 177 restaurants in the comparison.
•	Restaurant level operating margin was 12.7%, an increase of 140 basis points from the same quarter of 2012.
•	Adjusted EBITDA was RMB21.6 million ($3.5 million) in the first quarter of 2013, compared to RMB17.3 million in the same quarter of 2012.
•	Net income for the first quarter of 2013 was RMB2.0 million ($0.3 million), a decrease of 89.1% from RMB18.3 million in the same quarter of 2012. Adjusted net income (non-GAAP), which excludes share-based compensation expenses and the one-time tax benefit in the first quarter of 2012, was RMB5.9 million ($0.9 million), an increase of 17.0% from RMB5.0 million in the same quarter of 2012.
•	Diluted net income per American depositary share (“ADS”) was RMB0.08 ($0.01). Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses, was RMB0.22 ($0.04). Each ADS represents four ordinary shares of the Company.
•	Total number of restaurants increased by a net total of six in the first quarter of 2013 to 262 restaurants as of March 31, 2013, including 232 “Country Style Cooking” and 30 “Mr. Rice” branded restaurants, covering 29 cities and up from 212 restaurants as of March 31, 2012.

Ms. Hong Li, chairman and chief executive officer of Country Style Cooking, commented, “We are off to an encouraging start in 2013 with steady revenue growth and an expanded network of 262 restaurants. Our top line growth was in line with our guidance forecast and our adjusted net income showed improvement from the same year period in 2012. Comparable restaurant sales were negative as expected during the first quarter but continue to show signs of improvement. Comparable restaurant sales turned positive in March and we believe quarterly comparable restaurant sales will improve in the remaining three quarters of the year. Our operating margin in the first quarter was impacted by our decision to close nine non-productive restaurants, but we expect the exit from these select locations to improve our operating performance in future quarters. We continue to focus on implementing effective cost control measures and enhancing our marketing efforts to boost customer loyalty and brand recognition. We also managed to increase average selling prices by rolling out different products on our menu and introducing new combo meals in March, which has upheld our profitability in an inflationary environment. Maintaining high levels of food quality, product variety and customer service is critical to sustaining high levels of customer satisfaction and pricing power. For the remainder of 2013, we reiterate our plan to open around 60 new restaurants and expect low double digit revenue growth for the full year.”

Mr. Adam Zhao, chief financial officer of Country Style Cooking, added, “We remain optimistic that our operations are making progress, particularly as we exit from underperforming store locations. As we conduct frequent and thorough evaluations of our new restaurants opened from the 2012 second quarter onward, we expect reduced store closures and significant decreases in our impairment charges in the second half of 2013. Our new restaurants are opened under more prudent expenditure schemes and our gradual roll out of ‘Mr. Rice’ branded restaurants has reduced the breakeven period for our new restaurant locations. Overall, we are well positioned to capture customer traffic in the upcoming busy summer months and achieve balanced growth in the long term.”

First Quarter 2013 Financial Performances

Revenues in the first quarter of 2013 increased by 7.7% to RMB307.2 million ($49.5 million) from RMB285.2 million in the same quarter of 2012. Revenue growth was primarily supported by the Company’s expanding restaurant network. During the first quarter of 2013, Country Style Cooking added a total of ten restaurants and closed four restaurants, bringing the total restaurant count to 262 as of March 31, 2013, compared to its total restaurant count of 212 as of March 31, 2012. Restaurants opened in the first quarter included six “Country Style Cooking” and four “Mr. Rice” restaurants. Comparable restaurant sales decreased by 4.1% compared with the same quarter of 2012. There were 177 restaurants in the comparison.

Costs of food and paper increased by 7.6% to RMB144.6 million ($23.3 million) in the first quarter of 2013 from RMB134.3 million in the same quarter of 2012, primarily due to the expansion of the Company’s restaurant network and increased price level of raw material. As a percentage of revenues, cost of food and paper was 47.1% in the first quarter of 2013, similar to the prior year period.

Restaurant wages and related expenses increased by 5.4% to RMB60.9 million ($9.8 million) in the first quarter of 2013 from RMB57.8 million in the same quarter of 2012. The increase was primarily due to increased wage levels and the Company’s overall expansion of its employee base. As a percentage of revenues, restaurant wages and related expenses decreased slightly to 19.8% in the first quarter of 2013 from 20.2% in the same quarter of 2012.

Restaurant rent expenses increased by 5.6% to RMB32.4 million ($5.2 million) in the first quarter of 2013 from RMB30.6 million in the same quarter of 2012. The increase was primarily due to the expansion of the Company’s restaurant network. As a percentage of revenues, restaurant rental expenses dropped slightly to 10.5% in the first quarter of 2013 from 10.7% in the first quarter of 2012.

Restaurant utility expenses decreased by 2.0% to RMB18.3 million ($3.0 million) in the first quarter of 2013 from RMB18.7 million in the same quarter of 2012. As a percentage of revenues, restaurant utility expenses were 6.0% in the first quarter of 2013, down from 6.6% in the first quarter of 2012. The decrease of restaurant utility expenses as a percentage of revenue was primarily due to effective cost control.

Other restaurant operating expenses increased by 1.4% to RMB11.9 million ($1.9 million) in the first quarter of 2013 from RMB11.7 million in the same quarter of 2012. As a percentage of revenues, other restaurant operating expenses decreased to 3.9% in the first quarter of 2013 from 4.1% in the first quarter of 2012.

Restaurant-level operating margin was 12.7% in the first quarter of 2013, an increase of 140 basis points over the same quarter of 2012. The improvement in restaurant-level operating margin was primarily due to effective cost control measures.

Selling, general and administrative (SG&A) expenses increased by 20.9% to RMB19.3 million ($3.1 million) in the first quarter of 2013 from RMB16.0 million in the same quarter of 2012. The increase was primarily due to RMB2.1million of disposal loss on leasehold improvements and equipments of closed stores, followed by increased administrative staff compensation. Share-based compensation expenses included in SG&A was RMB2.8 million ($0.5 million) in the first quarter of 2013, compared to RMB3.6 million in the first quarter of 2012. As a percentage of revenues, SG&A expenses were 6.3% in the first quarter of 2013, up from 5.6% in the first quarter of 2012.

Pre-opening expense for the first quarter of 2013 was RMB2.1 million ($0.3 million), representing a decrease of 36.4% as compared to RMB3.3 million in the same quarter of 2012, primarily because of less new store openings compared to the prior year period and more prudent expenditures in the first quarter of 2013. As a percentage of revenues, pre-opening expense decreased to 0.7% in the first quarter of 2013 from 1.2% in the same quarter of 2012.

Depreciation expense for the first quarter of 2013 was RMB16.8 million ($2.7 million), representing an increase of 23.7% as compared to RMB13.6 million in the same quarter of 2012, primarily because of the increase in total fixed assets as a result of restaurant network expansion. As a percentage of revenues, depreciation expense increased to 5.5% in the first quarter of 2013 from 4.8% in the same quarter of 2012.

Property and equipment impairment charges were RMB4.0 million ($0.6 million) in the first quarter of 2013, representing costs related to asset impairment with seven underperforming restaurants, five of which the Company plans to close in the second quarter of 2013.

Loss from operations for the first quarter of 2013 was RMB3.1 million ($0.5 million), compared to a loss of RMB3.3 million in the same quarter of 2012.

Interest income for the first quarter of 2013 was RMB6.1 million ($1.0 million), representing an increase of 16.5% as compared to RMB5.2 million in the same quarter of 2012.

Foreign currency exchange loss for the first quarter of 2013 was RMB0.4 million ($57,000), as compared to a loss of RMB0.1 million in the same quarter of 2012.

Other income/(loss) for the first quarter of 2013 was RMB0.1 million ($22,000) ,compared to a loss of RMB0.7 million in the same quarter of 2012.

Income tax expense in the first quarter of 2013 was RMB0.8 million ($0.1 million), compared to a gain of RMB17.2 million in the same quarter of 2012. In the first quarter of 2012, the Company was granted a retroactive preferential change in its tax rate and as a result, the Company reversed its income tax liability of RMB11.4 million previously accrued in connection with income tax rate change for 2008 and 2010 and received a refund of RMB6.4 million in income taxes paid for 2009.

Net income was RMB2.0 million ($0.3 million), compared to RMB18.3 million in the first quarter of 2012. Adjusted net income (non-GAAP), which excludes share-based compensation expenses and the one-time tax benefit in the first quarter of 2012, was RMB5.9 million ($0.9 million) in the first quarter of 2013, compared to RMB5.0 million in the first quarter of 2012.

Diluted net income per ADS in the first quarter of 2013 was RMB0.08 ($0.01), compared to RMB0.69 in the first quarter of 2012. Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses and the one-time tax benefit in the first quarter of 2012, was RMB0.22 ($0.04) in the first quarter of 2013, compared to RMB0.19 in the first quarter of 2012. The Company had approximately 26.4 million diluted weighted average ADSs outstanding during the quarter ended March 31, 2013.

EBITDA (non-GAAP), defined as net income before interest, income tax (benefit)/expense, depreciation and amortization, was RMB13.5 million ($2.2 million) in the first quarter of 2013, compared to RMB9.4 million from the same quarter of 2012. Adjusted EBITDA (non-GAAP), defined as EBITDA excluding foreign exchange loss, other income/(loss), property and equipment impairment charges, and share-based compensation expenses, was RMB21.6 million ($3.5 million) in the first quarter of 2013, compared to RMB17.3 million in the same quarter of 2012.

As of March 31, 2013, the Company had cash, cash equivalents and short-term investments of RMB559.9 million ($90.1 million), compared to RMB550.1 million as of December 31, 2012.

Net cash provided by operating activities was RMB28.3 million ($4.6 million) for the three months ended March 31, 2013, up from RMB27.3 million in the same period of 2012.

Outlook

For the second quarter of 2013, the Company currently estimates that revenues will be between 307 million ($49.3 million) and RMB317 million ($51.0 million), representing a year-over-year growth of between approximately 9.6% and 13.2%.

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

Definitions

The following definitions apply to these terms used throughout this release:

Comparable restaurants are defined as restaurants that were open throughout the periods under comparison. A restaurant is included in the comparison once it has been in operation for 12 full months before the start of the quarter. Comparable restaurants exclude (i) restaurants whose operational area has increased or decreased by more than 5% during the periods under comparison (ii) restaurants that were closed for more than 5% of total days in any period under comparison.

Restaurant level operating margin represents total revenue less restaurant operating costs (including food and paper, restaurant wages and related expenses, restaurant rent expenses, restaurant utilities expenses and other restaurant operating expenses), expressed as a percentage of total revenues.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars in this announcement were made at the noon buying rate of RMB6.2108 to US$1.00 on March 31, 2013 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Conference Call

The Company will host a conference call at 8:30 pm, Eastern Time on May 14, 2013, which is 8:30 am, Beijing Time on May 15, 2013, to discuss first quarter 2013 results and answer questions from investors. Listeners may access the call by dialing:

US:	+1-866-519-4004
International:	+65-6723-9381
Hong Kong:	+800-930-346
China Domestic:	+800-819-0121
China Domestic Mobile:	+400-620-8038

Passcode:	61123866

A live and archived webcast of the conference call will be available at http://ir.csc100.com

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.

Adam Zhao

Chief Financial Officer

Phone: +86-23-8866-8866

Email: ir@csc100.com

ICR Inc.

Bill Zima

Phone: +86-10-6583-7511 or +1-646-328-2520

E-mail: bill.zima@icrinc.com

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures defined as non-GAAP measures under Regulation G and Item 10(e) of Regulation S-K of SEC: adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We define adjusted net income as net income excluding share-based compensation expenses and one-time tax levy/(benefit). We define adjusted diluted earnings per ADS as diluted earnings per ADS excluding share-based compensation expenses and one-time tax levy/(benefit). We define EBITDA as earnings before interest, income tax expense, depreciation and amortization. We define adjusted EBITDA as EBITDA excluding foreign exchange gain or loss, other income or expense, property and equipment impairment charges, goodwill impairment and share-based compensation expenses. For more information on these non-GAAP financial measures, please see the tables captioned “Supplementary Metrics—Reconciliations of GAAP to non-GAAP Financial Measures” set forth at the end of this release.

The Company believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance and liquidity. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and therefore deems it important to provide all of these information to investors. Management also believes that these non-GAAP financial measures facilitate comparisons to the Company’s historical performance.

One of the limitations of using adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA is that they do not include all items that impact the Company’s net income for the relevant periods. They exclude certain items including share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in our business. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA, adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and adjusted EBITDA in the same manner as the Company does. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter 2013, quotations from management in this announcement, as well as Country Style Cooking’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding our ability to open and profitably operate new restaurants and manage our growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding our ability to maintain and enhance the attractiveness of our restaurants and our brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding our ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

Condensed Consolidated Balance Sheets

(Amounts in thousands, except shares data)

(Unaudited)

	As of December 31,	As of March 31,
	2012	2013
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	229,367	209,880	33,793
Short-term investments	320,727	349,992	56,352
Due from related parties	-	464	75
Inventories	42,159	43,366	6,982
Prepaid rent	13,063	11,974	1,928
Prepaid expenses and other current assets	21,837	18,645	3,002
Deferred tax assets-current	771	771	124
Total current assets	627,924	635,092	102,256
Property and equipment, net	368,239	364,955	58,761
Goodwill	5,563	5,563	896
Deferred tax assets - non current	6,025	6,025	970
Deposits for leases	17,968	18,664	3,005
Total assets	1,025,719	1,030,299	165,888

Current liabilities:
Accounts payable	49,139	45,499	7,326
Deferred revenue	3,544	8,046	1,295
Due to related parties	25	18	3
Accrued payroll	23,734	21,228	3,418
Income taxes payable	7,437	3,476	560
Other current liabilities	46,627	48,603	7,825
Total current liabilities	130,506	126,870	20,427
Deferred rent - non current	21,631	23,917	3,851
Prepaid subscription	158	120	19
Advanced receipts from depositary bank	3,296	3,181	512
Total liabilities	155,591	154,088	24,809

Equity:
Ordinary shares ($0.001 par value, 1,000,000,000 shares authorized, 104,404,831 and 104,577,506 shares issued and outstanding as of December 31, 2012 and March 31, 2013, respectively)	745	746	120
Additional paid-in capital	719,641	723,811	116,541
Retained earnings	158,068	160,063	25,772
Accumulated other comprehensive loss	(8,326)	(8,409)	(1,354)
Total equity	870,128	876,211	141,079

Total liabilities and equity	1,025,719	1,030,299	165,888

Condensed Consolidated Statements of Income

(Amounts in thousands, except percentages, shares, per share and per ADS data)

(Unaudited)

	For the three months ended March 31,
	2012		2013
	RMB	%	RMB	%	US$

Revenue - restaurant sales	285,248	100.0	307,224	100.0	49,466
Costs and expenses:
Restaurant expenses:
Food and paper	134,315	47.1	144,581	47.1	23,279
Restaurant wages and related expenses[1]	57,752	20.2	60,896	19.8	9,805
Restaurant rent expense	30,641	10.7	32,365	10.5	5,211
Restaurant utilities expense	18,700	6.6	18,325	6.0	2,951
Other restaurant operating expenses	11,749	4.1	11,919	3.9	1,918
Selling, general and administrative expenses[1]	15,989	5.6	19,330	6.3	3,112
Pre-opening expense	3,319	1.2	2,110	0.7	340
Depreciation	13,585	4.8	16,808	5.5	2,706
Property and equipment impairment charges	2,529	0.9	3,982	1.3	641
Total operating expenses	288,579	101.2	310,316	101.1	49,963

Loss from operations	(3,331)	(1.2)	(3,092)	(1.1)	(497)

Interest income	5,225	1.8	6,088	2.0	980
Foreign exchange loss	(105)	(0.0)	(353)	(0.1)	(57)
Other income/(loss)	(703)	(0.2)	138	0.0	22
Income before income taxes	1,086	0.4	2,781	0.8	448

Income tax expense/(benefit)	(17,181)	(6.0)	786	0.3	127
Net income	18,267	6.4	1,995	0.5	321

Basic net income per share	0.18		0.02		0.003
Diluted net income per share	0.17		0.02		0.003
Basic net income per ADS	0.70		0.08		0.01
Diluted net income per ADS	0.69		0.08		0.01
Basic weighted average ordinary shares outstanding	103,871,006		104,420,350		104,420,350
Diluted weighted average ordinary shares outstanding	105,182,834		105,615,904		105,615,904

 Note 1 Includes share-based compensation expenses of RMB4.5 million and RMB3.9 million ($0.6 million) for the three months ended March 31, 2012 and 2013, respectively.

Condensed Statements of Consolidated Comprehensive Income

(Amounts in thousands)

(Unaudited)

	For the three months ended March 31,
	2012	2013
	RMB	RMB	US$

Net income	18,267	1,995	321
Other comprehensive loss
Foreign currency translation adjustments	(43)	(83)	(13)
Comprehensive income	18,224	1,912	308

Condensed Consolidated Cash Flow Statements

(Amounts in thousands)

(Unaudited)

	For the three months ended March 31,
	2012	2013
	RMB	RMB	US$
Operating activities:
Net income	18,267	1,995	321
Adjustments to reconcile net income to net cash provided by operating activities:
Loss/(gain) on disposals of property and equipment	(44)	2,284	368
Property and equipment impairment charges	2,529	3,982	641
Depreciation	13,585	17,199	2,769
Share based compensation	4,519	3,875	624
Changes in operating assets and liabilities:			-
Due from related parties	100	(464)	(75)
Inventories	12,490	(1,207)	(194)
Prepaid rent	1,103	1,089	175
Prepaid expenses and other current assets	(1,248)	3,192	514
Deposits for leases	(55)	(696)	(112)
Accounts payable	(11,940)	(3,640)	(586)
Deferred revenue	(544)	4,502	725
Due to related parties	-	(7)	(1)
Accrued payroll	(1,757)	(2,506)	(403)
Income taxes payable	(12,550)	(3,961)	(638)
Deferred rent	2,589	2,440	393
Other liabilities	243	201	33
Net cash provided by operating activities	27,287	28,278	4,554
Investing activities:
Purchase of property and equipment	(49,982)	(18,731)	(3,016)
Proceeds from disposals of property and equipment	224	76	12
Purchase of short-term investment	-	(159,849)	(25,737)
Withdrawal of short-term investment	-	130,583	21,025
Net cash used in investing activities	(49,758)	(47,921)	(7,716)
Financing activity:
Proceeds from exercise (early exercise) of employee stock options	26	239	38
Net cash provided by financing activity:	26	239	38
Effect of exchange rate	(43)	(83)	(13)
Net decrease in cash and cash equivalents	(22,488)	(19,487)	(3,137)
Cash and cash equivalents, beginning of period	327,546	229,367	36,930
Cash and cash equivalents, end of period	305,058	209,880	33,793

Supplementary Metrics – Reconciliations of GAAP to non-GAAP Financial Measures

(Amounts in thousands, except ADSs and per ADS data)

	Three months ended March 31,
	2012	2013
	RMB	RMB	US$

Net income	18,267	1,995	321
Share-based compensation expenses:
Restaurant wages and related expenses	872	1,082	174
Selling, general and administrative expenses	3,647	2,793	450
One-time income tax benefit	(17,769)	-	-
Adjusted net income (non-GAAP)	5,017	5,870	945

Diluted net income per ADS	0.69	0.08	0.01
Adjusted diluted net income per ADS (non-GAAP)	0.19	0.22	0.04
Diluted weighted average ADSs outstanding	26,295,709	26,403,976	26,403,976

	Three months ended March 31,
	2012	2013
	RMB	RMB	US$

Net income	18,267	1,995	321
Income tax expense/(benefit)	(17,181)	786	127
Interest income	(5,225)	(6,088)	(980)
Depreciation and amortization	13,585	16,808	2,706
EBITDA (non-GAAP)	9,446	13,501	2,174

EBITDA (non-GAAP)	9,446	13,501	2,174
Foreign exchange loss	105	353	57
Other income/(loss)	703	(138)	(22)
Property and equipment impairment charges	2,529	3,982	641
Share-based compensation expenses
Restaurant wages and related expenses	872	1,082	174
Selling, general and administrative expenses	3,647	2,793	450
Adjusted EBITDA (non-GAAP)	17,302	21,573	3,474